Exhibit 99(a)7

Mesaba Holdings Completes Tender Offer for Big Sky Transportation Co.

        MINNEAPOLIS & ST. PAUL, Minn. — November 29, 2002 — Mesaba Holdings, Inc. (Nasdaq:MAIR) announced today that Ranger Acquisition Corp., a wholly owned subsidiary of Mesaba Holdings, completed its cash tender offer for all of the outstanding shares of 1996 Series Common Stock of Big Sky Transportation Co.

        The offer, priced at $2.60 per share net to the seller in cash, expired at 12:00 midnight, New York City time, on Wednesday, November 27, 2002.

        According to preliminary information received from Continental Stock Transfer & Trust Company, the depositary for the tender offer, Mesaba Holdings was advised that Big Sky shareholders had validly tendered and not withdrawn 1,135,542 shares of Big Sky common stock during the tender offer, representing approximately 90.9 percent of Big Sky's total issued and outstanding common stock. Purchaser will accept and promptly pay for all shares validly tendered and not properly withdrawn prior to the expiration date.

        The tender offer will be followed by a merger of Ranger Acquisition Corp. with and into Big Sky. Pursuant to this merger, those Big Sky shareholders who did not tender their shares in the tender offer will have their shares converted into the right to receive $2.60 per share net in cash to each shareholder upon due presentation of certificates representing their share to Continental Stock Transfer & Trust Company. These shareholders will receive information in the mail on how to receive payment for their shares. The merger is currently expected to be completed during the week of December 1, 2002.

        Big Sky serves 20 cities in Montana, North Dakota, Washington, Colorado and Idaho using 15 Fairchild Metro III, 19 seat aircraft. Big Sky is based in Billings, Montana and commenced service in 1978. The airline has codeshare agreements with Northwest Airlines, Alaska Airlines, America West Airlines and Horizon Airlines. The company maintains a Web site at www.bigskyair.com. The company is a significant provider of air service under the Essential Air Service program administered by the Department of Transportation.

        Mesaba Holdings' primary business is the regional airline subsidiary Mesaba Aviation, Inc., d/b/a Mesaba Airlines. Mesaba Airlines operates as a Northwest Jet Airlink and Airlink partner under service agreements with Northwest Airlines. Currently, the airline serves 106 cities in 24 states and Canada from Northwest's and Mesaba's three major hubs, Detroit, Minneapolis/St. Paul, and Memphis. Mesaba operates an advanced fleet of regional jet and jet-prop aircraft, consisting of the 69 passenger Avro RJ85 and the 30-34 passenger Saab SF340.

        Mesaba Holdings, Inc., is traded under the symbol MAIR on the NASDAQ National Market. More information about Mesaba Holdings is available on the Internet at http://www.mairholdings.com.

        This news release contains forward-looking statements that are based on the best information currently available to management. These forward-looking statements are intended to be subject to the safe harbor protection provided by Section 27A of the Securities Act of 1933. There can be no assurance that actual developments will be those anticipated by the Company. Actual results could differ materially from those projected as a result of a number of factors, some of which the Company cannot predict or control. For a discussion of some of these factors, please see Item 1 of the Company's Form 10-K for the year ended March 31, 2002 and Form 10-Q for the quarter ended September 30, 2002.

Mesaba Holdings Contact:
Bob Weil, 612/333-0021
or
Media Contact:
Laura Anders, 612/337-0354